UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Faraday Future Intelligent Electric Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)
74348Q108
(CUSIP Number)
FF Top Holding LLC 3655 Torrance Blvd, Suite 361-362 Torrance, California 90503 Attention: Jiawei Wang (424) 247-1184
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 27, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
FF Top Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
117,705,569 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
64,000,588 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,705,569 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)   Includes (i) 53,704,981 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, including 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (ii) 64,000,588 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

(2)   Based on 302,276,801 shares of Class A Common Stock issued and outstanding as of May 18, 2022, as reported in the Issuer’s Form S-1/A, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on June 9, 2022.  Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
Pacific Technology Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
117,705,569 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,181,277 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,705,569 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)   Includes (i) 52,524,292 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, (ii) 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (iii) 64,000,588 shares of Class B Common Stock held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

(2)   Based on 302,276,801 shares of Class A Common Stock issued and outstanding as of May 18, 2022, as reported in the Issuer’s Form S-1/A, filed by the Issuer with the SEC on June 9, 2022.  Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
FF Global Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
117,705,569 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,181,277 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,705,569 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)   Includes (i) 52,524,292 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, (ii) 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (iii) 64,000,588 shares of Class B Common Stock held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

(2)   Based on 302,276,801 shares of Class A Common Stock issued and outstanding as of May 18, 2022, as reported in the Issuer’s Form S-1/A, filed by the Issuer with the SEC on June 9, 2022.  Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

AMENDMENT NO. 3 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Class A Common Stock and Class B Common Stock of the Issuer on August 2, 2021, as amended on May 17, 2022 and June 24, 2022 (as so amended through June 24, 2022, the “Original Schedule 13D” and together with this Amendment No. 3, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

“On June 27, 2022, FF Top delivered to the Issuer, through counsel, a letter responding to the Issuer’s June 24, 2022 letter referred to in Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on June 24, 2022.  An excerpt of such June 27, 2022 letter from FF Top is set forth below:

““...We write on behalf of FF Top Holding LLC (“FF Top”) in response to your June 24, 2022 letter regarding FF Top’s Notice of Removal of FF Top Designee dated June 22, 2022 (the “Notice of Removal”).  Reference is also made to the Shareholder Agreement dated July 21, 2022 (the “Shareholder Agreement”) entered into by the Company and FF Top.  The refusal of the FFIE board of directors (the “Board”) to honor FF Top’s Notice of Removal is a material breach of the Shareholder Agreement.

FF Top’s rights to remove and replace its designees are set out in Section 2.1(c) of the Shareholder Agreement.  That section gives FF Top the “right to remove any of the FF Top Designees, and the exclusive right to nominate a replacement nominee to fill any vacancy so created” at any time.  Section 2.1(c) thus gives FF Top the unqualified right to remove and replace its designees, and nothing about the Notice of Removal violates the Shareholder Agreement or Delaware law.  Your letter ignores this plain right; instead it focuses on a part of the agreement, Section 2.1(a), that does not affect FF Top’s unqualified right to remove and replace; and advances an overly technical reading of that inapplicable section.

Section 2.1(c) states that (i) the Company’s obligation to facilitate the removal of any FF Top Designee applies “at any time and from time to time,” and (ii) the Company’s obligation to fill any vacant FF Top Designee Board seat with an appropriately qualified FF Top nominee applies if a vacancy is created “at any time.” (Shareholder Agreement § 2.1(c) (emphasis added)).  The parties could have specified that FF Top’s rights may be exercised “at any time after the Company’s second annual meeting,” but they did not.  They instead put no temporal limitation—or any other limitation—in Section 2.1(c).

The Company’s position that, through the Company’s second annual stockholder meeting, removal and replacement of an FF Top Designee is only available “in one limited circumstance—i.e., where a ‘resignation’ has occurred,” conflicts with the clear language of the Agreement.  Section 2.1(c) says no such thing.  And effectively stripping FF Top of those rights for two years or more conflicts with the plain language of 2.1(c), which makes clear that FF Top may exercise its removal and replacement rights, and the Company must respect FF Top’s exercise of those rights, “at any time.”

The Company points to Section 2.1(a) to support its incorrect assertion.  But that is not the section devoted to setting out FF Top’s removal and replacement rights, Section 2.1(c) is.  Section 2.1(a) dictates the formation of the Initial Board (as defined in the Shareholder Agreement) and covers certain voting mechanics at the annual meeting.  It does not limit or qualify FF Top’s rights under Section 2.1(c).  In fact, Section 2.1(a) only references Section 2.1(c) to defer to Section 2.1(c).1  FF Top’s removal and replacement rights are thus unaffected by Section 2.1(a).

1 All Section 2.1(a) requires of FF Top is that FF Top take “Necessary Action” to cause the election of the Initial Board at the Company’s first annual meeting.  It does not purport to limit FF Top’s rights at any other time.  Further, the logical reading of this sentence, in light of Section 2.1(c), is that the sentence, as it applies to FF Top, is intended to require FF Top to take “Necessary Action” with respect to the members of the Initial Board who are not FF Top Designees.

Nor can Section 2.1(a) reasonably be read to require the re-nomination of former directors who were part of the Initial Board.  One need not look far for confirmation of this conclusion—the very sentence in Section 2.1(a) referencing FF Top Designees in connection with the first and second annual meetings also provides that “resignation of [FF Top Designees] and the filling of a vacancy shall be subject to Section 2.1(c).”  Section 2.1(a) thus plainly contemplates that the identity of FF Top Designees may change between the date of the Shareholder Agreement and the second annual meeting.

The Company’s reading would also yield absurd results.  Following the Company’s logic, for about two years FF Top would be required to re-nominate an FF Top Designee to the Board even if he were dead or incapacitated.  That cannot be the intended result of the Shareholder Agreement.

You also claim that FF Top’s removal right cannot be honored because “[o]therwise, FF Top’s commitments under Section 2.1(a) to keep Mr. Krolicki as one of FF Top’s Designees on the Board for approximately two years would be meaningless.” The Shareholder Agreement does not, however, commit FF Top to keeping Mr. Krolicki as an FF Top Designee for two years.  In fact, it states the opposite: that FF Top can remove and replace one of its designees “at any time.”  That makes good sense—the inclusion of FF Top Designees in the Shareholder Agreement is a shield to protect FF Top’s rights, not a sword to disenfranchise FF Top.

Had the Company wanted to lock the identities of the FF Top Designees until after the date of the second annual meeting, it could have negotiated for such an outcome.  It did not, and whatever qualms it now has about that decision cannot override the clear language of the Shareholder Agreement.  FF Top’s interpretation is thus supported not just by what is plainly stated in the agreement, but also by what is not in the agreement.

Nor does Section 141(k) of the Delaware General Corporate Code void FF Top’s right to remove FF Top Designees.  The Company acknowledges as much by asserting that FF Top can exercise that right after the second annual meeting.  And even under the Company’s incorrect reading and application of Section 141(k), the Company remains bound to effect FF Top’s intent to exercise its right.  The Company is bound by Section 2.1(c) to use reasonable best efforts to take “all Necessary Action” (which includes “calling special meetings of the … shareholders of the Company,” among other things) to facilitate the removal of any FF Top Designees who FF Tops intends to remove, and (ii) must, under Section 4.4 of the Shareholder Agreement, “cause such meetings to be held, resolutions passed . . . and do and perform and cause to be done such further acts and things necessary, proper or advisable in order to give full effect to [the Shareholder Agreement] and every provision [thereof] . . . .”  Those Company obligations, which your letter ignores, are unaffected by Section 141(k).

The Company must promptly take “all Necessary Action” and fulfill those obligations.  To begin, the Company should immediately ask Mr. Krolicki to resign.   If he refuses, the Board should be prepared to call a special meeting of FFIE’s stockholders to remove Mr. Krolicki.  The Company should also make arrangements to exclude Mr. Krolicki from the ballot at the annual meeting and replace him with FF Top’s new FF Top Designee.  FF Top demands that the Company immediately take these and all other Necessary Actions and confirm in writing to FF Top it is doing so.

We note that even if there were no Shareholder Agreement, putting the decision about Mr. Krolicki in the hands of FFIE’s shareholders is not only in the best interests of all FFIE stakeholders, it is also fully consistent with the Board’s fiduciary obligations and fundamental principles of Delaware law, which seek to effect the will of stockholders on matters of Board composition…””

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2022	FF TOP HOLDING LLC

	By:	Pacific Technology Holding LLC
	Its:	Managing Member

	By:	FF Global Partners LLC
	Its:	Managing Member
	By:	/s/ Nan Yang
	Name:	Nan Yang
	Title:	Secretary

Dated: June 27, 2022	PACIFIC TECHNOLOGY HOLDING LLC

	By:	FF Global Partners LLC
	Its:	Managing Member
	By:	/s/ Nan Yang
	Name:	Nan Yang
	Title:	Secretary

Dated: June 27, 2022	FF GLOBAL PARTNERS LLC

	By:	/s/ Nan Yang
	Name:	Nan Yang
	Title:	Secretary